UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ANNUAL FILING
                               (Amendment No. "1")
Harvard  Industries
(NAME  OF  ISSUER)
Common  Stock
(TITLE  CLASS  OF  SECURITIES)
417434503
(CUSIP  NUMBER)
12/31/00
(DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

                    (X)  RULE  13D-1(B)
                    ( )  RULE  13D-1(C)
                    ( )  RULE  13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP NO. 417434503                                                  PAGE 2 OF 9

1.  NAME  OF  REPORTING  PERSON/EIN
    General  Motors  Investment  Management  Corporation

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __
3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
    Delaware

5.  SOLE  VOTING  POWER
    SHARES          0
6.  SHARED  VOTING  POWER
    SHARES          689,465.00
7.  SOLE  DISPOSITIVE  POWER
    SHARES          0
8.  SHARED  DISPOSITIVE  POWER
    SHARES          689,465.00
9.  TOTAL  BENEFICIALLY  OWNED
    SHARES          689,465.00

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
    6.87%

12. TYPE  OF  REPORTING  PERSON*
    IA,  CO


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CUSIP  NO.  417434503                                                PAGE 3 OF 9

1.  NAME  OF  REPORTING  PERSON/EIN
    The  Chase  Manhattan  Bank,  as  trustee  for  First  Plaza  Group  Trust

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __
3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
    New  York,  New  York

5.  SOLE  VOTING  POWER
    SHARES          0
6.  SHARED  VOTING  POWER
    SHARES          666,965.00
7.  SOLE  DISPOSITIVE  POWER
    SHARES          0
8.  SHARED  DISPOSITIVE  POWER
    SHARES          666,965.00
9.  TOTAL  BENEFICIALLY  OWNED
    SHARES          666,965.00

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
    6.65%

12. TYPE  OF  REPORTING  PERSON*
    EP

SCHEDULE  13G                                                        PAGE 4 OF 9

ITEM  1.

     (A)  NAME  OF  ISSUER
          Harvard  Industries  ("HAVA")

     (B)  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES
          3  Werner  Way
          Lebanon,  NJ  08833

ITEM  2.

     (A)  NAME  OF  PERSON  FILING

          (i)  General  Motors  Investment  Management  Corporation
               ("GMIMCo")
          (ii) The Chase Manhattan Bank, as Trustee for First Plaza Group Trust ("Trust")


     (B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
          RESIDENCE

          (i)  GMIMCo
               767  Fifth  Avenue
               New  York,  NY  10153
          (ii) Trust
               c/o  The  Chase  Manahattan  Bank
               4  Chase  Metro  Tech  Center
               Brooklyn,  NY  11245

     (C)  CITIZENSHIP

          (i)  GMIMCo  -  Delaware
          (ii) Trust  -  New  York

     (D)  TITLE  CLASS  OF  SECURITIES
          Common  Stock

     (E)  CUSIP  NUMBER
          417434503

ITEM 3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13D-1(B),  OR
         13D-2(B),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:
(SELECT)
 (E)[x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (in the case of GMIMCo)
 (F)[X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
        Act  Of  1974  Or  Endowment  Fund  (in the case of the Trust)
        SEE  SECTION  240.13d-1(b)(1)(ii)(F)


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                                                                     PAGE 5 of 9

ITEM  4.  OWNERSHIP

The Trust is a trust formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. Two investment managers acting with respect to the Plans are Contrarian Capital Advisors and Murray Capital Management Inc.(the "Managers"). GMIMCo and the Managers have discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans and GMIMCo's authority to terminate the Managers, the following information is being provided as of December 31, 2000 with respect to such securities of the Issuer under management by the Managers for the benefit of the Plans (1):

     (A)  AMOUNT  BENEFICIALLY  OWNED

          (i)          GMIMCo          -     689,465.00
          (ii)         Trust           -     666,965.00

     (B)  PERCENT  OF  CLASS

          (i)          GMIMCo          -     6.87%
          (ii)         Trust           -     6.65%

     (C)  NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:
          (I)   SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE          0

          (II)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE  -
                Same  as  set  forth  under  Item  4  (a)  above
          (III) SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE  DISPOSITIO     -
                0
          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF- Same as set forth under Item 4 (a) above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM 5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS
         NOT  APPLICABLE
--------------
(footnotes)
 (1) Pursuant to Rule 13d-4. The Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement


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                                                                     PAGE 6 OF 9

ITEM 6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
         PERSON.

         NOT  APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         NOT  APPLICABLE

ITEM 8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

         NOT  APPLICABLE

ITEM 9.  NOTICE  OF  DISSOLUTION  OF  GROUP

         NOT  APPLICABLE

ITEM 10. CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                                                     PAGE 7 of 9

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  ___,  2001

                         GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                         CORPORATION


                         By:  ______________________________________
                              Name:
                              Title:

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  ___,  2001


                         THE  CHASE  MANHATTAN  BANK,
                         As  trustee  for  FIRST  PLAZA  GROUP  TRUST
                         (as directed by General Motors Investment Management Corporation)


                         By:  ______________________________________
                              Name:
                              Title:

JOINT  FILING  AGREEMENT

This  will  confirm  the  agreement  by  and  among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock of Harvard Industries is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February  ___,  2001


                         THE  CHASE  MANHATTAN  BANK,
                         As  trustee  for  FIRST  PLAZA  GROUP  TRUST
                         (as directed by General Motors Investment Management Corporation)

                         By:____________________________________
                              Name:
                              Title:




                         GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                         CORPORATION


                         By:____________________________________
                              Name:
                              Title:


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